FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2004
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Shareholders of Gold Fields ("shareholders") are referred to the announcement published earlier this morning by Harmony Gold Mining Company Limited ("Harmony") in which it announced the terms of a proposed merger between the two companies and pursuant to which it will make an offer for the entire issued share capital of Gold Fields, subject to the fulfilment of certain conditions precedent (the "Proposed Offer").
Shareholders are advised that the Board of Directors of Gold Fields has appointed Goldman Sachs International and JPMorgan as independent financial advisors to advise it as to how the Proposed Offer affects all holders of Gold Fields securities, including specifically, minority holders of securities. The Board of Directors will consider such advice and form its own view and recommendation regarding the Proposed Offer and will make the substance of such advice known to shareholders in due course in a form and manner required by the Securities Regulation Panel.
Until such time as such advice is made known and until further information regarding the Proposed Offer becomes available, shareholders are advised to continue to exercise caution when dealing in securities of the company.
Johannesburg
18 October 2004
ANNOUNCEMENT BY
HARMONY GOLD MINING COMPANY LIMITED OF ITS
INTENTION TO MAKE AN OFFER FOR GOLD FIELDS
AND FURTHER CAUTIONARY ANNOUNCEMENT
Gold Fields Limited
(Incorporated in the Republic of South Africa)
Registration number 1968/004880/06
JSE code: GFI ISIN: ZAE000018123
("Gold Fields" or the "company")
ED W A R D
NA T H A N
& FR I E D L A N D
C O R P O R A T E L A W A D V I S E R S & C O N S U L T A N T S
EDWARD NATHAN & FRIEDLAND (PTY) LTD
( R e g i s t r at i o n n u m b e r 1 9 9 9 / 0 2 6 4 6 4 / 0 7 )
Corporate law advisers
and consultants to Gold
Fields
JPMorgan
JPMorgan
Sponsor to Gold Fields
Joint financial advisers
to Gold Fields

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 October 2004
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
Relations and Corporate Affairs